UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Coral Gables, FL 33134

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

The MasTec, Inc. 401(k) Retirement Plan

Coral Gables, FL

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Schedule H, line 4a – Delinquent Deposits of Participant Contributions and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of and for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP	Certified Public Accountants

Miami, FL

June 27, 2017

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Investments, at fair value	$135,653,127	$97,805,590
Receivables:
Contributions from employer	2,937,028	2,785,382
Contributions from plan participants	464,452	410,904
Notes receivable from plan participants	4,546,671	3,588,713

Total net assets available for benefits	$143,601,278	$104,590,589

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2016

Additions to net assets available for benefits attributed to:

Investment income:
Net appreciation in fair value of investments	$19,304,947
Dividend and interest income	1,967,792
Other investment income	380,556

Total investment income	21,653,295

Interest income on notes receivable from plan participants	151,234

Contributions:
Participants	19,088,345
Employer	11,177,380
Rollovers	2,302,378

Total contributions	32,568,103

Total additions	54,372,632

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	15,097,103
Administrative expenses	264,840

Total deductions	15,361,943

Net increase in net assets available for benefits	39,010,689
Net assets available for benefits at beginning of year	104,590,589

Net assets available for benefits at end of year	$143,601,278

See accompanying notes to the financial statements

NOTE A — DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. Effective January 1, 2016, Big Country Energy Services, LLC and MasTec Power Corporation became participating employers in the Plan.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries (the “Company”) who have completed at least thirty days of service (“eligibility period”). Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s trustee, custodian and record keeper is Bank of America Merrill Lynch (“Merrill Lynch”).

Contributions

The Plan is a Safe Harbor match, which provides for a match of 100% of the first 3% and 50% of the next 2% of the contribution made to the plan up to a maximum 4% employer match. The match is credited on a quarterly basis, in the months of April, July, October, and January of the following year. The Company’s matching contribution is funded 50% in the form of the Company’s common stock, and 50% in cash, which is invested in accordance with each participant’s investment directive. Company’s matching contributions are vested immediately and participants can change their investment options with respect to the matching contributions made in the form of the Company’s common stock as soon the matching contribution is funded, subject to the terms of the Plan.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants’ contribution limit is $18,000 for 2016 and 2015. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. The IRS limit for the catch-up contribution amount is $6,000 for 2016 and 2015. Upon enrollment, a participant may direct employee contributions, in 1% increments, to any of the Plan’s fund options. Participants may change their investment options daily.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and the Plan’s investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to the Company’s contributions is forfeited. Forfeited balances of participants’ non-vested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Vesting

Participants vest immediately in their contributions and amounts rolled over into the Plan. In accordance with all Safe Harbor provisions, participants vest immediately in all Safe Harbor Company contributions made after January 1, 2013.

Forfeitures

Forfeitures of participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. Any remaining forfeitures shall be allocated to participants. At December 31, 2016 and 2015, unallocated forfeited accounts totaled $117,968 and $99,532, respectively. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2016, no forfeitures were used to pay administrative fees.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2016 ranged from 4.00% to 5.25%. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default and reported as deemed distribution. Notes receivable from participants are stated at cost, plus accrued interest, which approximates fair value.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2016 and 2015 and changes in net assets available for Plan benefits as of December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options and combinations from which participants may choose, including the Company stock fund, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

Benefit Payments

Benefits are recorded when paid. At December 31, 2016 and 2015, there were $125,884 and $54,513, respectively, allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

Investment Valuation and Income Recognition

Plan investments are stated at estimated fair values. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year. As described in Accounting Standard Codification (“ASC”) 946, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in ASC 946, Subtopic 210.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recently Adopted Accounting Pronouncements

On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. The ASU became effective for the Plan January 1, 2016. Since this new guidance only amends the disclosure requirements, it did not impact the Plan’s statements of net assets available for plan benefits or statements of changes in net assets available for plan benefits. The investments measured at NAV as a practical expedient as of December 31, 2015 were removed from the leveling table on Note C.

On July 31, 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)—(Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient—A Consensuses of the FASB Emerging Issues Task Force. Part I and part IIII are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by eliminating the requirement to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU No. 2015-12 became effective for the Plan January 1, 2016. As a result, the footnote disclosing investments at or greater than 5% as of December 31, 2015 was removed. Additionally, the disaggregation of investments at December 31, 2015 in Note C was removed.

NOTE C — FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following describes the three levels of the fair value hierarchy under ASC 820 and the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments:

Basis of Fair Value Measurement

Level 1

Observable inputs that reflect quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities, mutual funds and certain pooled separate accounts.

Level 2

Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities. The Plan assets identified as Level 2 include certain pooled separate accounts and the fully benefit-responsive contract.

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). The Plan did not classify any assets as Level 3.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Asset Valuation Techniques

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2016 and 2015 as follows:

	Investment Assets at Fair Value in the fair value hierarchy as of December 31, 2016
Investment Contract #610145 with Bank of America Merrill Lynch in the fair value hierarchy:	Level 1	Level 2	Level 3	Total
Mutual funds	$94,995,088	$—	$—	$94,995,088

MasTec, Inc. common stock (a)	$27,834,921	$—	$—	$27,834,921

Other	$50,323	$—	$—	$50,323

Loan repayment	$87,104	$—	$—	$87,104

Total investment assets at fair value in the fair value hierarchy	$122,967,436	$—	$—	$122,967,436

	Investment Assets at Fair Value in the fair value hierarchy as of December 31, 2015
Investment Contract #610145 with Bank of America Merrill Lynch in the fair value hierarchy:	Level 1	Level 2	Level 3	Total
Mutual funds	$76,672,937	$—	$—	$76,672,937

MasTec, Inc. common stock (a)	$10,361,154	$—	$—	$10,361,154

Other	$5,741	$—	$—	$5,741

Loan repayment	$50,976	$—	$—	$50,976

Total investment assets at fair value in the fair value hierarchy	$87,090,808	$—	$—	$87,090,808

(a)	Includes nonparticipant-directed amounts

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

December 31, 2016

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable Value	$12,685,691	N/A	Daily	N/A

December 31, 2015

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable Value	$10,714,782	N/A	Daily	N/A

Transfer between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2016, there were no transfers between levels.

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2016	2015
MasTec, Inc. common stock	$25,002,649	$8,932,262

Changes in Net Assets	Year Ended December 31, 2016
Contributions	$5,470,261
Net appreciation in fair value of investments	13,672,463
Benefits paid to participants	(1,815,436)
Other	(1,256,901)

$16,070,387

NOTE E — INCOME TAX STATUS

On June 3, 2013, the Company adopted the Merrill Lynch Prototype Defined Contribution Plan and Trust Base Plan. This plan received a favorable opinion letter from the IRS on March 31, 2008, stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Prior to that, the Company adopted the Prudential Insurance Co. of America plan.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE F — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in the Common Stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. Common Stock at December 31, 2016 and 2015 was $27,834,921 and $10,361,154, respectively. In addition, there are $4,546,671 and $3,588,713 in outstanding participant loans as of December 31, 2016 and 2015, respectively.

NOTE G — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H — NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2016 and 2015, employee withholdings in the amounts of $1,134, and $28,579, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $61 and $38, for the years ended December 31, 2016 and 2015, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE I — SUBSEQUENT EVENTS

Effective January 1, 2017, Three Phase Construction, Inc. became participating employer in the Plan.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2016

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan (a)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 1,134	$ 61	—	$61	$1,195

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer	Description of Investment	Cost	Current Value
	Investment Contract #610145 with Bank of America Merrill Lynch:
	MFS Growth Fund Class A	Mutual Fund	**	$14,496,641
	Columbia Trust Stable Government Fund I-5 Fund	Stable Value	**	12,685,690
	Delaware Value Fund Class I	Mutual Fund	**	10,824,949
	Pioneer Short Term Income Fund Class Y	Mutual Fund	**	10,508,588
	BlackRock Total Return Fund Class I	Mutual Fund	**	8,553,355
	Lazard International Strategic Equity Portfolio Fund Open Class	Mutual Fund	**	7,123,891
	iShares S&P 500 Index Fund Class I	Mutual Fund	**	6,947,766
	JP Morgan Small Cap Value Fund Class A	Mutual Fund	**	6,197,812
	Janus Enterprise Fund Class I	Mutual Fund	**	5,644,994
	JP Morgan Mid Cap Value Fund Class L	Mutual Fund	**	5,410,142
	Voya Smallcap Opportunities Fund Class A	Mutual Fund	**	2,758,211
	BlackRock Inflation Protected Bond Fund Class I	Mutual Fund	**	2,514,546
	Prudential High Yield Fund Class Z	Mutual Fund	**	1,983,172
	T Rowe Price Real Estate Fund	Mutual Fund	**	1,947,104
	T Rowe Price Dividend Growth Fund	Mutual Fund	**	1,867,606
	Oppenheimer International Growth Fund Class Y	Mutual Fund	**	1,802,822
	Oppenheimer Developing Markets Fund Class Y	Mutual Fund	**	1,782,665
	American Beacon International Equity Fund Class I	Mutual Fund	**	1,772,175
	Vanguard Total International Stock Index Fund Admiral Class	Mutual Fund	**	916,515
	PIMCO Commodity Real Return Strategy Fund Class I	Mutual Fund	**	907,215
	PIMCO Foreign Bond Fund (US Dollar-Hedged) Institutional Class	Mutual Fund	**	702,717
	Vanguard Total Bond Market Index Fund Admiral Class	Mutual Fund	**	332,202
	PPB Contribution Fund	Money Market	**	38

*	MasTec, Inc. Stock	Common stock	$15,082,372	27,834,921
*	Participants’ Loans	Interest rates range from 4.00% to 5.25% maturing at various dates through 2026, collateralized by vested participant balances	**	4,546,671

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 27, 2017	/s/ George Pita
Chief Financial Officer of MasTec, Inc.